December 23, 2024

Securities and Exchange Commission
Office of Mergers & Acquisitions
Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7553

Attention: Christina Chalk

Re: PacifiCorp

Schedule TO-I filed December 17, 2024

File No. 005-30554

Ladies and Gentlemen:

PPW Holdings LLC (“PPW” or “we”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 19, 2024, relating to the above referenced Schedule TO-I filed on December 17, 2024.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Offer to Purchase (the “Offer to Purchase”), portions of which PPW has restated and supplemented in its Amendment No. 1 to Schedule TO-I, which PPW is filing concurrently with this letter. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Certain Significant Considerations - The Offers may be cancelled or delayed, page 6

1.	We note the disclosure here that "[t]he Offeror has the right... to terminate, withdraw or extend, at its sole discretion, either of the Offers at any time and for any reason, including any extension to meet the conditions precedent to settlement of the Offers" (emphasis added). Reserving the right to terminate the Offers for any reason and in the sole discretion of the Offeror raises illusory offer concerns under Regulation 14E. Please revise here and where similar language appears throughout the Offer to Purchase.

Response: In response to the Staff’s comment, we revised the disclosure on page 6 of the Offer to Purchase. We do not believe the Offer to Purchase otherwise contains similar language raising similar concerns.

The Offeror or the Company may acquire shares of Preferred Stock other than through the Offers in the future, page 6

2.	In multiple places in the Offer to Purchase, you discuss the possibility of redemption or cash-out in a reverse stock split of any preferred shares not purchased in the Offers. Provide an approximate timeframe for when either event could occur, relative to the end of the Offers.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 4, 6, 7, 9 and 16 of the Offer to Purchase.

General

3.	The information about PPW Holdings required by Item 3 of Schedule TO and Item 1003 of Regulation M-A should appear in the offer to purchase distributed to shareholders. In addition, we are unable to locate the information required by General Instruction C for the control persons of PPW Holdings or the Company. Please revise or advise.

Response: In response to the Staff’s comment regarding the need to include in the Offer to Purchase information about PPW required by Item 3 of Schedule TO and Item 1003 of Regulation M-A, the information has been added to page 1 of the Offer to Purchase under the heading “Offeror.”

PPW and PacifiCorp filed on Schedule TO solely because the Offers are considered issuer tender offers as a result of PPW being an affiliate and the sole holder of the common stock of PacifiCorp. Pursuant to Item 3 of Schedule TO, for an issuer tender offer, the only disclosure required regarding the filing person is the disclosure required under Item 1003(a) of Regulation M-A, not under Item 1003(b) or (c).

Although Item 1003(a) of Regulation M-A requires filers to, “… state the name and address of each person specified in Instruction C to the schedule . . .,” Instruction C to Schedule TO only requires the disclosure under Items 5–8 (and not Item 3) of Schedule TO where, as here, the Offers are issuer tender offers. Therefore, we believe the reference to Instruction C in Item 1003(a) is inapplicable to the disclosure provided in response to Item 3 of Schedule TO.

We note that for an issuer tender offer, Instruction C to Schedule TO also requires the following disclosures regarding certain enumerated persons:

•	agreements involving the subject company’s securities between any enumerated person and any other person (Item 1005(e) of Regulation M-A);

•	subject securities owned by each person named in response to Item 1003 of Regulation M-A (Item 1008(a) of Regulation M-A); and

•	any transaction in the subject securities made by any enumerated person (Item 1008(b) of Regulation M-A).

The Offer to Purchase includes in Section 10 required disclosure responsive to these items with respect to the identified persons. Accordingly, PPW has disclosed all information about PPW and PacifiCorp and the enumerated persons in Instruction C to Schedule TO required to be disclosed for an issuer tender offer.

4.	We note the disclosure that PPW Holdings will pay for tendered preferred shares "with cash on hand from an equity contribution from BHE." It is unclear whether PPW Holdings is an operating company or whether it was formed solely to complete these offers. Please analyze whether BHE should be included as a bidder here, since it is funding the purchase of tendered shares. Include BHE as a bidder on the Schedule TO, or explain in your response letter why you have not done so.

Response: PPW considered whether its parent, Berkshire Hathaway Energy Company (“BHE”), should be considered a co-bidder in connection with the Offers, and determined that BHE is not a co-bidder. In making this determination, PPW considered the Staff’s guidance on this issue in Tender Offer Rules and Schedules Compliance and Disclosure Interpretation (“CDI”) 101.06, which states, “Bidder status is a question that is determined by the particular facts and circumstances of each transaction. Determining who the bidder is requires consideration of the parent’s or control person’s role in the tender offer . . . .” The guidance then provides a non-exclusive list of factors to consider in determining whether another entity is a co-bidder in an offer. Those factors are described below along with PPW’s analysis as to whether each factor is applicable here.

BHE is the ultimate parent of several distinct public utilities, each of which operates independently. PPW was formed in 2005 and serves as PacifiCorp’s holding company. It is managed by a board of directors, including a director independent of BHE and PacifiCorp. As disclosed in the Schedule TO, PPW holds 100% of the common stock of PacifiCorp. The non-convertible, non-participating Preferred Stock is PacifiCorp’s only remaining preferred stock and represents only an immaterial portion of its outstanding equity capital.

For a number of years, PacifiCorp has considered eliminating the outstanding Preferred Stock subject to the Offers for the reasons stated in the Offer to Purchase -- to retire perpetual high-cost illiquid financing instruments and eliminate the administrative burden and cost of compliance with certain public reporting obligations. The elimination of the Preferred Stock primarily benefits PacifiCorp, even if there may be an indirect immaterial benefit to BHE. Accordingly, independent of BHE, PacifiCorp and its advisors initiated and structured the Offers, including the determination of the purchase price. PPW is making the Offers and will purchase any tendered Preferred Stock with a goal to efficiently facilitate a redemption or cash-out of any Preferred Stock not tendered. PPW and PacifiCorp are the only parties to the underlying Offer documentation.

PPW and PacifiCorp asked BHE to make a capital contribution to fund the purchase price (approximately $4.2 million) for liquidity management reasons. As disclosed on page 73 of PacifiCorp’s Form 10-K for calendar year 2023, “[a]s a result of material wildfire litigation at PacifiCorp, no dividends will be paid to BHE by PacifiCorp over the next several years.” Under the circumstances, we do not believe the fact that BHE is contributing these funds makes BHE the “real” bidder or an active participant.

For these reasons, PPW concluded that PacifiCorp may be a co-offeror using the CDI guidance. For similar reasons under these facts and circumstances, PPW concluded that BHE is not a co-offeror and is not bidding through PPW.1

The following table highlights PPW’s analysis of the CDI.

Factor	Analysis
Did the person play a significant role in initiating, structuring, and negotiating the tender offer?	BHE did not play a significant role in initiating, structuring, and negotiating the Offers.
Is the person acting together with the named bidder?	BHE is not acting together with PPW or PacifiCorp in the Offers, except as related to the financing.
To what extent did or does the person control the terms of the offer?	BHE did not and does not control the terms of the Offers. BHE had no role in establishing the purchase prices.
Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?	At the request of PacifiCorp, BHE is providing a capital contribution to PPW for the relatively nominal ($4.2m) aggregate purchase price for the Offers. PacifiCorp is financing certain expenses related to the Offers.

[1]	PPW recognizes that there may be more than one co-offeror. Those circumstances do not apply here.

Does the person control the named bidder, directly or indirectly?	PPW is a direct wholly-owned subsidiary of BHE.
Did the person form the nominal bidder, or cause it to be formed?	PPW is not BHE’s nominal bidder. PPW was formed in 2005, and not to conduct the Offers.
Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

If ultimately successful, all of the Preferred Stock subject to the Offers will be redeemed or cashed out by PacifiCorp.

Any shares that could be considered beneficially owned by BHE would be temporary or result from a failure to complete the elimination of the Preferred Stock.

PPW believes an analysis of the totality of the circumstances leads to the conclusion that BHE is not a co-bidder in the Offers.

5.	In several places in the Offer to Purchase, you discuss the possibility that if sufficient shares are tendered to assure passage of the Redemption Amendment, the Company intends to redeem any preferred shares not tendered at a price per share "consistent with" the price in the Offers. Similarly, you disclose that if more than a majority but less than 66 2/3% of the preferred shares are tendered, the Company will conduct a reverse stock split using a ratio that will result in all shareholders other that the Offeror being cashed out at a per share price "consistent with" the price in the Offers. Revise throughout to clarify what is meant by "consistent with" and whether this means that the price in a redemption or a reverse stock split would be the same as the offer price.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 4 and 9 of the Offer to Purchase.

If you have questions with respect to the responses set forth above, please contact Christopher Hall of Perkins Coie LLP at (503) 727-2048, Allison Handy of Perkins Coie LLP at (206) 359-3295 or me at (503) 813-5372.

Very truly yours,

/s/ Jeffery B. Erb
Jeffery B. Erb
Secretary of PPW Holdings LLC

cc: M. Christopher Hall and Allison Handy
Perkins Coie LLP